

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2012

<u>Via E-mail</u>
Dorvin D. Lively
Chief Financial Officer
RadioShack Corporation
Mail Stop CF3-201
300 RadioShack Circle
Fort Worth, Texas 76102

     Re: RadioShack Corporation
            Form 10-K for the fiscal year ended December 31, 2010
            Filed February 22, 2011
            Form 10-Q for the fiscal period ended September 30, 2011
            Filed October 25, 2011
            File No. 1-05571

Dear Mr. Lively:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ Andrew D. Mew

                         Andrew D. Mew
                         Accounting Branch Chief